September 8, 2011

VIA EDGAR

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

RE:	GFI Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
File No. 1-34897

Dear Mr. Gordon:

This letter sets forth the responses of GFI Group Inc. (the “Company”), a Delaware corporation, to the comment letter (the “Comment Letter”) dated August 17, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and filed on March 16, 2011 (the “Annual Report”). To assist the Staff’s review, we have included the text of the Staff’s comments below in bold type followed immediately by our response.

Note 6. Goodwill and Intangible Assets, page 113

1.                                      Your response to our comment indicates that the Future Purchase Commitment does not meet the definition of a freestanding financial instrument pursuant to ASC 480. Since ASC 480-15 makes it clear that only freestanding instruments are within the scope of ASC 480, please clarify to us how you determined that ASC 480 was the appropriate guidance to rely on.

The Company noted in its response dated July 29, 2011 that the Future Purchase Commitment does not meet the definition of a freestanding financial instrument pursuant to ASC 480.  The Company would like to reaffirm that statement, but clarify that while the Future Purchase Commitment is not a freestanding instrument, it is embedded in the shares that represent the 30% interest still held by the sellers of Kyte.  In other words, the Future Purchase Commitment is not a freestanding instrument because it is not legally detachable from the shares and is not separately exercisable from the shares.  The shares of Kyte that include the embedded Future Purchase Commitment are freestanding instruments that are within the scope of ASC 480 because they are mandatorily redeemable financial instruments as defined in ASC 480-10-20.

The Company elected the fair value option for the shares subject to the Future Purchase Commitment pursuant to ASC 825-10-15-4a, which states that entities may elect the fair value option for a “recognized financial asset [or] financial liability, except for [any specifically excluded from the scope of ASC 825-10-15-5].”  In accordance with ASC 825, the Company elected the fair value option for the shares subject to the Future Purchase Commitment at July 1, 2010, the date that the Company recognized this financial liability.  The liability relating to the shares that are subject to the Future Purchase Commitment is being marked to market through earnings each period and the Company will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.

2.                                      The comment above notwithstanding, your response to our comment also indicates that as of December 31, 2010 you have acquired 70% of Kyte Group Limited and Kyte Capital Management Limited (together “Kyte”). Your response further indicates that you are contractually obligated to acquire the remaining 30% of Kyte in the third quarter of 2013. As such, you classified the shares subject to the Future Purchase Commitment as a liability under ASC 480, and that no non-controlling interest in Kyte exists and Kyte is reflected as a wholly owned subsidiary in your financial statements. However, it seems that the seller retains an interest in the earnings/losses of Kyte until you actually acquire the remaining 30%. Please clarify how the 30% of the earnings/losses of Kyte are being accounted for.

In terms of its legal contractual structure, this Future Purchase Commitment represents a commitment for the future purchase of the remaining 30% of the common shares of Kyte, similar to a step acquisition.  In economic substance, however, the full transaction more closely resembles a purchase on July 1, 2010 of 100% of the economic interests of Kyte.  The risks and rewards typically associated with ownership were transferred from the selling shareholders to the Company on that date.  Other than the cash payment the sellers will receive in 2013 (which is determined based on post-acquisition performance, as is typically seen in contingent consideration payments), the selling shareholders do not participate in income from the earnings of Kyte subsequent to July 1, 2010, and do not share in any value creation at Kyte subsequent to that date.  For example, should the value of Kyte increase because, for example, EBITDA multiples of comparable companies increased, GFI alone would benefit.    The sellers economics are fixed, and are limited to a percent of earnings between now and 2013 based on a formula that was locked in at the July 1, 2010 transaction date.   As such, our belief is that reporting 100% of the earnings in Kyte without allocation of a portion of Kyte’s income to non-controlling interests is appropriate.

As noted in our response to comment 1 above, the shares that are subject to the Future Purchase Commitment do not meet the conditions to be accounted for as equity (or as noncontrolling interests) and therefore must be accounted for as liabilities.  The accounting proscribed by ASC 480 requires the Company to account for the shares as if they have already been repurchased, with the future purchase price accounted for as a financing.  The future purchase price is indexed to the average of the annual post-tax earnings of Kyte over the three year period from July 1, 2010 through June 30, 2013.  In other words, the liability includes a component that is indexed to the average post-tax earnings of Kyte over that period, and the liability is being marked to market through earnings each period, as discussed in our response to Comment 1 above.

*                                         *              *

In connection with these responses, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure contained in its filings, (ii) the Staff’s comments or changes to our disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments regarding this letter please contact me at (212) 968-2023 or Scott Pintoff, the Company’s General Counsel, at (212) 968-2954.

Sincerely,

/s/ James A. Peers

James A. Peers
Chief Financial Officer

cc:                                 Willkie, Farr and Gallagher LLP

Jeffrey Poss, Esq.